Exhibit 99.1

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands, except share data and per share data)

	As of June 30,	As of December 31,
	2024	2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents	9,652	10,533
Short-term deposits	807	529
Trade receivables	325	103
Inventory	1,969	2,275
Prepaid expenses and other receivables	574	744
Total current assets	13,327	14,184

NON-CURRENT ASSETS
Prepaid expenses and other long-term assets	44	34
Right of use assets	608	679
Property and equipment, net	1,380	1,513
Total non-current assets	2,032	2,226

TOTAL ASSETS	15,359	16,410

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	695	502
Lease liabilities	251	223
Employees and other current liabilities	3,534	3,146
Total current liabilities	4,480	3,871

NON-CURRENT LIABILITIES
Long-term lease liabilities	269	376
Total non-current liabilities	269	376

TOTAL LIABILITIES	4,749	4,247

SHAREHOLDERS' EQUITY
Ordinary shares, no par value per share; Authorized 2,500,000,000 shares; Issued and outstanding: 49,517,660 shares and 45,729,684 shares as of June 30, 2024 and December 31, 2023, respectively	-	-
Additional paid-in capital	107,361	102,224
Accumulated deficit	(96,751)	(90,061)
Total shareholders’ equity	10,610	12,163

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,359	16,410

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Six months ended June 30,	Six months ended June 30,
	Note	2024	2023

Revenues	4	1,754	1,647
Cost of revenues		955	893
Gross profit		799	754

Research and development expenses		3,536	4,190
Sales and marketing expenses		2,296	2,253
General and administrative expenses		1,845	2,349
Operating loss		6,878	8,038

Finance income, net		(188)	(381)

Net loss and comprehensive loss		6,690	7,657

Basic and diluted net loss per share		0.14	0.17

Weighted average number of shares outstanding used in computing basic and diluted net loss per share		47,850,703	45,623,434

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Additional paid- in	Accumulated	Total shareholders'
	Number	Amount	capital	deficit	equity

Balance as of January 1, 2024	45,729,684	-	102,224	(90,061)	12,163

Issuance of ordinary shares, net of issuance cost of $308	3,787,976	-	4,727	-	4,727
Share-based compensation			410	-	410
Loss for the period	-	-	-	(6,690)	(6,690)

Balance as of June 30, 2024	49,517,660	-	107,361	(96,751)	10,610
Balance as of January 1, 2023	45,623,434	-	100,831	(75,409)	25,422

Share-based compensation	-	-	646	-	646
Issuance of restricted shares			28	-	28
Loss for the period	-	-	-	(7,657)	(7,657)

Balance as of June 30, 2023	45,623,434	-	101,505	(83,066)	18,439

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,	Six months ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	(6,690)	(7,657)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	167	158
Share-based compensation	410	674
Exchange rate changes in cash and cash equivalents and short-term deposits	79	98
Non-cash short-term deposits interest	(8)	(348)

Changes in assets and liabilities:
Increase in trade receivables	(222)	(40)
Decrease in prepaid expenses and other receivables	170	651
Decrease in inventory	306	106
Decrease in right of use assets	135	62
Increase (decrease) in trade payables	193	(62)
Decrease in lease liabilities	(143)	(90)
Increase (decrease) in employees and other current liabilities	388	(460)
Net cash used in operating activities	(5,215)	(6,908)

Cash flows from investing activities:
Investment in of short-term deposits	(1,373)	(14,700)
Withdrawal of short-term deposits	1,065	1,400
Investment in restricted long-term deposits	(10)	-
Purchase of property and equipment	(34)	(322)
Net cash used in investing activities	(352)	(13,622)

Cash flows from financing activities:
Issuance of ordinary shares, net of issuance costs	4,727	-
Net cash provided by financing activities	4,727	-

Decrease in cash and cash equivalents	(840)	(20,530)
Cash and cash equivalents beginning of the year	10,533	23,659
Effect of foreign exchange rate on cash and cash equivalents	(41)	(98)
Cash and cash equivalents end of the year	9,652	3,031

Non-cash activities
Obtaining a right-of-use asset in exchange for a lease liability	64	100

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

A.	Description of the Company:

IceCure Medical Ltd. ("IceCure Medical Ltd.", the “Company”, "we" or "our") is a medical device company incorporated in Israel.

The Company’s ordinary shares, no par value per share (the “Ordinary Shares”) are listed on the Nasdaq Capital Market.

Since its establishment, the Company and its wholly-owned subsidiaries, IceCure Medical Inc. in the United States (the “US Subsidiary"), IceCure Medical HK Limited in Hong Kong (the “Hong Kong Subsidiary”) and IceCure (Shanghai) MedTech Co., Ltd. in China (the “Chinese Subsidiary, and together with the Company, the US Subsidiary and the Hong Kong Subsidiary, the “Group”), have been engaged in the research, development, and commercialization of minimally invasive medical devices for cryoablation (freezing) of tumors in the human body, using its propriety liquid nitrogen cryoablation technology, as an alternative to surgical intervention to remove tumors. The Company received regulatory approvals for marketing its products in the United States, Europe, and other territories.

The US Subsidiary was established on April 6, 2011 in the State of Delaware and is engaged in the business development, marketing, clinical trial management, and sale of the Company's products in the United States. The Hong Kong Subsidiary was established on September 26, 2018 and commenced its activity in 2021. The Chinese Subsidiary was established on July 14, 2020, and is wholly owned by the Hong Kong Subsidiary. The Chinese Subsidiary in China commenced its operations on January 1, 2021 and is engaged in business development and obtaining regulatory approvals for the Company's products in China.

The Group’s activities are subject to significant risks and uncertainties, including the possibility of failing to secure additional funding to commercialize its technology, obtaining regulatory approvals and other risks. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

B.	Going Concern:

As of June 30, 2024, the Company has accumulated losses of $96,751. In the six months ended June 30, 2024, the Company generated losses of $6,690 and negative cash flows from operating activities of $5,215.

To date, management expects the Company to continue to generate substantial operating losses and fund its operations primarily through utilization of its current financial resources, sales of its products, and additional raises of capital.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (Cont.)

B.	Going Concern (Cont.):

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan to continue as a going concern includes raising funds from existing shareholders and/or new investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company as of June 30, 2024, and for the six months period then ended have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. The information included in these condensed interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on April 3, 2024. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of results for the interim period. The results for the interim periods are not necessarily indicative of the results to be expected for the full year ending December 31, 2024.

B.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

C.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	New Accounting Pronouncements Not Yet Effective:

Recent accounting pronouncements not yet adopted:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and subsequent interim periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for annual periods beginning after December 15, 2024. Adoption of this ASU should be applied on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

NOTE 3 - SHAREHOLDERS’ EQUITY

On January 12, 2024, we entered into an equity distribution agreement with Maxim Group LLC, as sales agent (the “Sales Agent”), pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700 thousand from time to time through the Sales Agent (the “ATM Facility”). The Sales Agent receives commission equal to 2.5% of the gross sales price per Ordinary Share sold pursuant to the terms of the agreement and received customary indemnification and contribution rights. We also agreed to reimburse the Sales Agent for certain specified expenses. As of June 30, 2024, we have sold 3,787,976 Ordinary Shares pursuant to the ATM Facility, having aggregate gross proceeds of $5,035 thousand and aggregate net proceeds of $4,727 thousand.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 4 - REVENUES

The Company's revenues are derived primarily from the sale of consoles and disposables. Revenues from warranty and services are not material and therefore are included in revenue from consoles in the following table.

Composition:

	Six months ended June 30,	Six months ended June 30,
	2024	2023

Consoles	746	654
Disposables	908	719
Exclusive distribution agreement and other services	100	274
	1,754	1,647

NOTE 5 - GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

The Company has identified one reportable and operating segment that designs, develops, manufactures and markets Cryoablation medical devices. The results of operations provided to and analyzed by the CODM are at the consolidated level and accordingly, key resources and assessments of performance are performed at the consolidated level. We continue to evaluate our internal reporting structure and the potential impact of any changes on our segment reporting.

The following table sets forth reporting revenue information by geographic region:

	Six months ended June 30,	Six months ended June 30,
	2024	2023
United States	524	488
Japan	335	371
India	238	89
China	-	232
Israel	8	28
Other[1]	649	439
	1,754	1,647

[1]	No country represented is greater than 10% of our revenue as of the years presented, other than the countries presented above.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 6 - SUBSEQUENT EVENTS

The following are the significant events that took place subsequent to June 30, 2024:

A.	As of August 15, 2024, we have sold additional 2,504,863 Ordinary Shares under the ATM Facility, having aggregate gross proceeds of $1,771 thousand and aggregate net proceeds of $1,727 thousand.

B.	On July 2, 2024, the Company granted 1,061,814 options and 884,860 restricted share units (“RSUs”) to purchase an aggregate of 1,946,674 Ordinary Shares to 67 optionees of the Company, as follows: (i) 543,778 options and 453,149 RSUs to seven officers of the Company; and (ii) 518,036 options and 431,711 RSUs to 60 employees of the Company. One quarter of the options granted to the officers will vest after one year and the remaining 75% will vest in twelve (12) equal quarterly installments over a period of three years from July 2, 2025. The options granted to the 60 employees will vest in four equal installments over a period of four years from the date of grant. The RSUs granted to the officers and employees will vest on the same terms as the options, commencing on the earliest date of: (i) the Company receiving U.S. Food and Drug Administration approval for its ProSense system for breast cancer treatment or (ii) the consummation of an equity investment in the Company of at least $15M following the date of the grant.